UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
 (Amendment No. 2)

The Hertz Corporation
(Name of Subject Company)

Ford FSG, Inc
Ford FSG II, Inc.
Ford Motor Company
(Name of Filing Persons—Offerors)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

428040109
(CUSIP Number of Class of Securities)

Peter Sherry, Jr., Esq.
Ford Motor Company
One American Rd., Rm. 1038
Dearborn, MI 48126
Telephone: (313) 323-2130
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr., Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

AMENDMENT NO. 2 TO SCHEDULE TO

           This Amendment No. 2 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on February 2, 2001, as amended by Amendment No. 1 filed on February 22, 2001 (as amended, the "Schedule TO"), by Ford Motor Company, a Delaware corporation ("Ford"), Ford FSG, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Ford ("Purchaser") and Ford FSG II, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser ("FSG II"). The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares" or the "Class A Common Stock"), of The Hertz Corporation, a Delaware corporation ("Hertz"), at $35.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

        Items 1 through 9, 11, 12 and 13.

         (1)   The "Summary Term Sheet" appearing in the Offer to Purchase is amended by adding the following:

"Are there transactions between the offerors and Hertz?

         Hertz, Ford and Ford Motor Credit Company maintain a number of financial and administrative arrangements and regularly engage in transactions with each other in the ordinary course of business. These arrangements include car supply agreements, joint advertising agreements, a corporate agreement, a tax- sharing agreement, a commercial paper dealer agreement, credit facilities and integrating intercompany loans between Hertz and Ford and Hertz and affiliates of Ford. See "Special Factors — Related Party Transactions."

"What are the tax consequences to me of the transaction?

        If you tender Class A Common Stock pursuant to the Offer, you will generally recognize gain or loss measured by the difference between the cash you receive and your tax basis in the Shares tendered. See "The Offer — Certain United States Federal Income Tax Consequences.""

         (2)  The first paragraph appearing in the "Summary Term Sheet" section of Offer to Purchase under the caption "When and how will I be paid for my tendered Shares?" is deleted and replaced with the following:

        "Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered and not withdrawn promptly after the later of the Expiration Date and satisfaction of all conditions to the Offer set forth in "The Offer—Conditions of the Offer" relating to governmental or regulatory approval. We do, however, reserve the right, in our sole discretion and subject to applicable law, to delay payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approval."

         (3)   The first paragraph appearing in the Offer to Purchase under "The Offer — Acceptance for Payment and Payment" is deleted and replaced with the following:

        "Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn promptly after the later of the Expiration Date and satisfaction of all conditions to the Offer set forth in "The Offer — Conditions of the Offer" relating to governmental or regulatory approval. In addition, we reserve the right, subject to compliance with Rule 14e-1(c) under the Exchange Act, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approval. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "The Offer — Terms of the Offer; Expiration Date."

         (4)   The section "Special Factors — Background of the Offer" is amended by adding the following at the end of the fourth paragraph thereof:

         "In September 2000, J.P. Morgan made a presentation to Ford's management regarding the valuation of Hertz. J.P. Morgan's presentation included a summary of a dividend discount valuation, a projected stock price analysis, a comparison of premiums paid in comparable transactions and an accretion/dilution analysis of the effect of the proposed transaction on Ford's earnings per share, based on an assumed offer price of $30 per Share."

         (5)   The third sentence of the second paragraph appearing in the Offer to Purchase under "The Offer — Certain Information Concerning Hertz; Certain Projections — Certain Projections" is deleted.

         (6)   The penultimate paragraph appearing in the Offer to Purchase under "The Offer — Conditions of the Offer" is deleted and replaced with the following:

        "The foregoing conditions are for the sole benefit of Ford, the Purchaser and their respective affiliates and may be asserted by Ford or the Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Ford or the Purchaser and may be waived by Ford or Purchaser in whole or in part at any time and from time to time prior to the Expiration Date (except for conditions relating to governmental or regulatory approval, which may be waived at any time prior or subsequent to the Expiration Date) in the sole discretion of Ford or the Purchaser."

         (7)   The sentence appearing in the Offer to Purchase under "The Offer — Certain Legal Matters; Regulatory Approvals — Provisions for Unaffiliated Security Holders" is deleted and replaced with the following:

        "In connection with the Offer and the Merger, none of Ford, the Purchaser or Hertz has granted to unaffiliated security holders access to their corporate files or arranged for counsel or appraisal services at the expense of Hertz, Ford or the Purchaser."

         (8)   The first sentence of the third paragraph appearing in the Offer to Purchase under "The Offer — Fees and Expenses" is deleted and replaced with the following:

        "None of Ford, the Purchaser or Hertz will pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer."

Item 12. Item 12 of the Schedule TO is hereby amended by adding thereto the following:
(c)(3)	Materials presented by J.P. Morgan to Ford dated September 20, 2000 (filed herewith as Exhibit (c)(3)).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORD MOTOR COMPANY

By:  /s/ Peter Sherry, Jr.
Name:  Peter Sherry, Jr.
Title: Assistant Secretary
Date: February 23, 2001

FORD FSG, INC.

By:  /s/ Peter Sherry, Jr.
Name:  Peter Sherry, Jr.
Title: Assistant Secretary
Date: February 23, 2001

FORD FSG II, INC.

By:  /s/ Peter Sherry, Jr.
Name:  Peter Sherry, Jr.
Title: Secretary
Date: February 23, 2001

EXHIBIT INDEX

(c)(3)	Materials presented by J.P. Morgan to Ford dated September 20, 2000 (filed herewith as Exhibit (c)(3))